Exhibit 99.4
FIRST AMENDMENT AND JOINDER
OF VOTING AGREEMENT
     This First Amendment and Joinder of Voting Agreement (this “Agreement”) is entered into as of this 27th day of June, 2007 by and among Richard E. Rainwater (“Mr. Rainwater”), Darla D. Moore (“Ms. Moore”), Moon Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), and Moon Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“REIT Merger Sub” and, together with Parent, the “Purchaser Parties”).
     WHEREAS, Mr. Rainwater and the Purchaser Parties entered into a Voting Agreement, dated as of May 22, 2007, pursuant to which Mr. Rainwater agreed to vote all of the Rainwater Shares which he is entitled to vote in his capacity as the beneficial holder of such Rainwater Shares, with respect to certain matters (the “Voting Agreement”); and
     WHEREAS, the parties hereto now desire to amend the Voting Agreement in order to correct an error in the number of Rainwater Shares and to add Ms. Moore as a party thereunder.
     NOW THEREFORE, in consideration of the foregoing premises, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. The following new Section 1.1.2 shall be added to the Voting Agreement:
          1.1.2 “Moore Shares” means all Company Common Shares directly, indirectly or beneficially owned, or controlled, by Ms. Moore on the date hereof or hereinafter acquired, including, without limitation, Company Common Shares acquired as a result of the conversion of Units to Company Common Shares on or after the date hereof in accordance with the terms of the Operating Partnership Agreement
     2. Section 4.1 of the Voting Agreement shall be deleted in its entirety and replaced with the following:
4.1 Ownership. Mr. Rainwater directly, indirectly or beneficially owns or controls 4,429,245 Company Common Shares and 5,463,862 Units. Ms. Moore directly, indirectly or beneficially owns or controls 744,704 Company Common Shares and 259,805 Units.
     3. Effective as of the date hereof, Ms. Moore shall become a party to the Voting Agreement, as amended, and, with respect to the Moore Shares, shall be entitled to the rights and benefits, and shall be bound by the restrictions and obligations, of the Voting Agreement, as amended, in the same capacity as Mr. Rainwater is with respect to the Rainwater Shares;

provided, however, that notwithstanding anything to the contrary contained in the Voting Agreement, as amended, (i) Ms. Moore shall be permitted to sell, assign or transfer any of the Moore Shares to Mr. Rainwater at any time, and (ii) Ms. Moore shall be permitted to transfer any of the Moore Shares to a charitable remainder unitrust at any time, provided that after any transfer pursuant to this clause (ii) Ms. Moore shall retain beneficial ownership of, and voting power related to, the Moore Shares that have been so transferred.
     3. Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Voting Agreement.
     4. Except as herein amended, the Voting Agreement is hereby ratified, confirmed, and reaffirmed for all purposes and in all respects.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

RICHARD E. RAINWATER
By:	/s/ Richard E. Rainwater
Richard E. Rainwater

DARLA D. MOORE
By:	/s/ Darla D. Moore
Darla D. Moore

MOON ACQUISITION HOLDINGS LLC, a Delaware limited liability company
By:	/s/ Michael Quinn
	Name:	Michael Quinn
	Title:	Vice President

MOON ACQUISITION LLC, a Delaware limited liability company
By:	/s/ Michael Quinn
	Name:	Michael Quinn
	Title:	Vice President

First Amendment and Joinder of Voting Agreement